UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Dawson Geophysical Company
(Name of Subject Company)

Dawson Geophysical Company
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

239360100
(CUSIP Number of Class of Securities)

Stephen C. Jumper
Chairman of the Board, President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701
(432) 684-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

Copies to:

Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, TX 75201 (214) 953-6500	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 1, 2021 (together with any amendments and supplements hereto, including this Amendment No. 2, the “Schedule 14D-9”) by Dawson Geophysical Company, a Texas corporation (“Dawson Geophysical” or the “Company”). The Schedule 14D-9 relates to the tender offer by WB Acquisitions Inc. (the “Offeror”), a Delaware corporation and a subsidiary of Wilks Brothers, LLC (“Parent”), a Texas limited liability company, on behalf of Parent, to purchase, subject to certain conditions, all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Dawson Geophysical, at a purchase price of $2.34 per Share in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(2) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021, by and among Parent, the Offeror and the Company.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 2 is being filed to amend and supplement Item 8 of the Schedule 14D-9 as reflected below.

ITEM 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The text under the heading “Legal Proceedings” in the Schedule 14D-9 is hereby amended and restated to read as follows:

“Since November 1, 2021, nine lawsuits related to this Statement have been filed on behalf of purported Company shareholders, brought as individual actions (captioned Stein v. Dawson Geophysical Company, et al., Case No. 1:21-cv-09064 (filed November 3, 2021 in the United States District Court for the Southern District of New York); Whitfield v. Dawson Geophysical Company, et al., Case No. 1:21-cv-09176 (filed November 5, 2021 in the United States District Court for the Southern District of New York); Simmons v. Dawson Geophysical Company, et al., Case No. 1:21-cv-06225 (filed November 9, 2021 in the United States District Court for the Eastern District of New York); Wheeler v. Dawson Geophysical Company, et al., Case No. 1:21-cv-03018 (filed November 9, 2021 in the United States District Court for the District of Colorado); Carlisle v. Dawson Geophysical Company, et al., Case No. 1:21-cv-03025 (filed November 9, 2021 in the United States District Court for the District of Colorado); Hopkins v. Dawson Geophysical Company, et al., Case No. 2:21-cv-04976 (filed November 10, 2021 in the United States District Court for the Eastern District of Pennsylvania); Wilhelm v. Dawson Geophysical Company, et al., Case No. 1:21-cv-09385 (filed November 12, 2021 in the United States District Court for the Southern District of New York); Velez v. Dawson Geophysical Company, et al., Case No. 1:21-cv-09483 (filed November 16, 2021 in the United States District Court for the Southern District of New York); Raul v. Dawson Geophysical Company, et al., Case No. 1:21-cv-09563 (filed November 18, 2021 in the United States District Court for the Southern District of New York)). All complaints name as defendants the Company and each of the members of the Board, and the Whitfield complaint also names the Offeror and Parent as defendants.

The complaints variously allege that the Company and the members of the Board violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 and, for Stein, Whitfield, and Hopkins, Rule 14a-9 promulgated thereunder by failing to provide in this Statement all material information needed by the public shareholders to make an informed decision whether to tender their shares of Company Common Stock, and that the members of the Board violated Section 20(a) of the Exchange Act by allowing the filing of a materially deficient Schedule 14D-9. The Whitfield complaint also alleges that Offeror and Parent violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by allowing the filing of a materially deficient Schedule 14D-9.

The complaints variously seek, among other relief, an injunction against the Transaction (or, in the alternative, rescission or an award of rescissory damages if the Transaction is completed), an award of attorneys’ and experts’ fees and costs, a declaration that the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rules 14a-9 and 14d-9 promulgated thereunder, and a judgment directing that the defendants account for damages sustained because of the alleged wrongs.

The defendants believe that these complaints lack merit but cannot predict the outcome of these matters.

If additional similar complaints are filed, absent material new or different allegations, the Company may not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DAWSON GEOPHYSICAL COMPANY

By:	/s/ Stephen C. Jumper
Name:	Stephen C. Jumper
Title:	Chairman, President and Chief Executive Officer

Dated: November 23, 2021